Exhibit 99.1

FOURTH QUARTER 2014 NET INCOME REACHED $36.1 MILLION (+51% YoY; +36% QoQ), ELEVATING FULL-YEAR 2014 NET INCOME TO $106.9 MILLION (+$22 MILLION, OR +26% YoY), OR $2.76 PER SHARE.

PANAMA CITY, REPUBLIC OF PANAMA, February 11, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the fourth quarter and full-year ended December 31, 2014.

Fourth Quarter and Full-Year 2014 Highlights

Reported results:

•	Bladex’s fourth quarter 2014 Net Income totaled $36.1 million (+51% YoY; +36% QoQ). Full-year 2014 Net Income of $106.9 million (+$22 million, or +26% YoY), on improved results in core business segments (business net income of $103.5 million versus $89.4 million in 2013) and non-core activities.
•	Net interest income totaled $38.3 million in 4Q14 (+23% YoY; +4% QoQ) to reach $141.1 million in 2014 (+$18 million, or +15% YoY) on higher average loan portfolio balances and increased net margins resulting primarily from lower average funding costs.
•	Fees and Other Income reached $7.0 million in 4Q14 (+30% YoY; +37% QoQ), while full-year 2014 fee and other income amounted to $21.8 million (+$5.9 million, +37% YoY), attributable to increased syndication, structuring and distribution activities.

Key performance metrics:

•	Net interest spread (“NIS”) improved to 1.71% in 2014 (+16 bps YoY), while net interest margin (“NIM”) reached 1.87% in 2014 (+12 bps YoY), on higher average loan portfolio balances (+9% YoY) and lower average cost of funds (-26 bps YoY). NIS & NIM in 4Q14 was 1.76% (+25 bps YoY; -1 bps QoQ), and 1.92% (+23 bps YoY; -1 bps QoQ), respectively.
•	The Bank’s 2014 annualized return on average equity (“ROAE”) reached 12.0% versus 10.0% in 2013, while 4Q14 ROAE was 15.7% versus 11.7% in 3Q14 and 11.0% in the 4Q13.
•	The Efficiency Ratio improved to 32% in 2014 (-9 pts. YoY), as net operating revenues grew 26% and operating expenses decreased 1%. The 4Q14 Efficiency Ratio was 28% (-15 pts. YoY; -2 pts. QoQ), as quarterly increases in net operating revenues (+62% YoY; +20% QoQ), outpaced higher operating expenses (+7% YoY; +14% QoQ).

Credit Growth & Quality:

•	Average Commercial Portfolio balances amounted to $7.3 billion in 4Q14 (+11% YoY; +5% QoQ), and $6.9 billion in year 2014 (+10% YoY), while the end-of-period Commercial Portfolio balance stood at $7.2 billion as of December 31, 2014 (+8% YoY).
•	Credit quality remained healthy with a ratio of 0.06% of non-accrual loans to total loan portfolio balances as of December 31, 2014. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.20% at the end of year 2014 (+2 bps YoY; +1 bp QoQ). The credit provision to non-performing loan balances ratio was 21.4 times, compared to 21.1 times in 3Q14, and 25.0 times in 4Q13.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2014	2013	4Q14	3Q14	4Q13
Key Income Statement Highlights
Operating revenues	$168.7	$133.6	$51.8	$43.2	$32.0
Operating expenses	$53.7	$54.3	$14.5	$12.8	$13.6
Business Net Income (1)	$103.5	$89.4	$30.5	$26.0	$27.2
Non-Core Items (2)	$3.4	$(4.7)	$5.6	$0.6	$(3.3)
Net Income attributable to Bladex Stockholders (3)	$106.9	$84.8	$36.1	$26.6	$23.9
Profitability Ratios
Earnings per Share ("EPS") (4)	$2.76	$2.21	$0.93	$0.69	$0.62
Return on Average Equity (“ROAE”)	12.0%	10.0%	15.7%	11.7%	11.0%
Business ROAE (5)	11.6%	10.6%	13.2%	11.4%	12.6%
Business Return on Average Assets	1.37%	1.27%	1.52%	1.36%	1.47%
Net Interest Margin ("NIM")	1.87%	1.75%	1.92%	1.93%	1.69%
Net Interest Spread ("NIS")	1.71%	1.55%	1.76%	1.77%	1.51%
Business Efficiency Ratio (6)	32%	37%	32%	30%	35%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,187	$6,630	$7,187	$7,196	$6,630
Treasury Portfolio	$393	$368	$393	$402	$368
Total Assets	$8,025	$7,471	$8,025	$7,796	$7,471
Market capitalization	$1,167	$1,081	$1,167	$1,190	$1,081
Tier 1 Basel I Capital Ratio (7)	15.3%	15.9%	15.3%	14.7%	15.9%
Leverage (times) (8)	8.8	8.7	8.8	8.6	8.7
Liquid Assets / Total Assets (9)	9.2%	11.1%	9.2%	8.1%	11.1%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.05%	0.06%	0.06%	0.05%
Allowance for Credit Losses to Commercial Portfolio	1.20%	1.18%	1.20%	1.19%	1.18%
Credit provision to non-performing loan balances (times)	21.4	25.0	21.4	21.1	25.0

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CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Fourth Quarter and Full-Year 2014 results: “We are pleased to report improved earnings and operating performance for the fourth quarter of 2014 and the entire year 2014. This was a year certainly not without its challenges for the Region, and for Bladex, mainly on the economic front, where some of the drivers of Latin America´s growth over the last couple of decades have lost a bit of their luster. Prices of many commodities continued their downward trend, the growth of the internal markets was less significant than in previous years, and last but not least the important reduction in oil prices, that has roiled global markets since the second half of last year. We also experienced more volatility in the capital flows towards the Region, as the U.S. concluded the tapering of its QE3, paired with the lack of growth in Europe, and uncertainty about the Euro Zone, all of which led to a flight to quality, moving more capital towards the U.S. where the economy continued to present improved growth prospects.

In this complex environment, we at Bladex have kept our focus on what really matters and produces results in nearly any type of environment: 1) prudent management of liquidity and capital to ensure financial solidity, 2) continued efforts to improve the efficiency and effectiveness of how we work, 3) a good understanding of our market, sector and client exposures that helps us mitigate risks, and 4) the development and enhancement of our value proposition to clients and shareholders.

As the 2014 results can attest, this focus does pay off as we make progress along above lines, and we were able to hit a few milestones along the way. We reached triple digit net income numbers, the highest level of core, recurring performance ever (leaving aside the years 2003 and 2004, in which we experienced a robust recovery from the aftermath of the Argentina crisis, triggering out-sized reserve releases). We surpassed the $3 billion mark in deposits at several times during the year, increasing average deposit levels by more than 8%. We significantly improved our core efficiency levels on the back of rising revenues while maintaining cost discipline. We doubled our income derived from our structuring and distribution activities. And, all-in-all, we were able to generate 12% of return on average equity and more than 14% of total return (dividends and YoY stock price appreciation) for our shareholders.

The conviction that clear focus, persistence and patience produce the desired results stays with us for 2015, even as the aforementioned market turbulences most likely will persist. Their impact on the Region and our business will neither be uniform, nor unmitigated, as the case of low oil prices will very likely show, as the majority of Latin-American economies looks poised to benefit as Net Importers of crude and refined fuels. Our portfolio exposures reflect the oil import bias prevalent in the Region. The fact that the economies in our Region and our own portfolio of activities are increasingly diversified will surely present opportunities that Bladex will seek to exploit.” Mr. Amaral concluded.

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RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held December 8, 2014, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2014. This represents an increase of $0.035 or 10%, compared to the previous quarterly dividend, underlining the Board’s commitment to continue its established dividend approach that reflects the development and growth of the Bank’s core business. The dividend was paid on January 13, 2015, to stockholders registered as of January 5, 2015.

▪	Ratings affirmed: On November 12, 2014, Moody’s Investors Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2014, Bladex had disbursed accumulated credits of approximately $219 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, February 12, 2015 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 19607865.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

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